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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 17, 2017

VIA EDGAR
==========
Christina Fettig
Senior Accountant
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Spinnaker ETF Trust (the "Trust"), with respect to Fieldstone Merlin Dynamic Large Cap Growth ETF ("Large Cap Growth ETF"), Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF ("Fixed Income ETF") and Fieldstone UVA Dividend Value ETF ("Dividend Value ETF") (each a "Fund" and collectively, the "Funds")
File Nos. 333-215942 and 811-22398

Dear Ms. Fettig,
This letter is being filed to respond to the comments received from you on August 16, 2017, regarding the seed financials filed as correspondence with respect to the Trust's Pre-Effective Amendment ("PEA") No. 3 filed on August 16, 2017 on Form N-1A.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
Prospectus
1.	Comment. Please update the date of the auditors' consent.
Response.  The consent has been included as an exhibit.

Securities and Exchange Commission
August 17, 2017

2.	Comment. Please remove references to non-diversified or clarify if one or more of the Funds is diversified.
Response.  The references to non-diversified risk have been removed.
3.	Comment. Please disclose in the notes to the financial statements whether offering costs are being paid by the sub-adviser.
Response.  The notes have been revised to reflect that the offering costs are being paid by the sub-adviser.
4.
Comment.  Please make the parenthetical in the footnote to the fee table regarding the expense limitation agreement and the notes to the financial statements consistent with the expense limitation agreement.

Response.  The disclosures regarding excluded expenses in both the footnote to the fee table and the notes to the financial statements have been revised to reflect the language in the expense limitation agreement.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis